January 26, 2021

VIA EDGAR

Geoff Kruczek

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Z-Work Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed January 13, 2021, as amended File No. 333-252067

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Z-Work Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 28, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Doug Atkin
Doug Atkin
Executive Co-Chairman

cc:	Ellenoff Grossman & Schole LLP